

August 9, 2017

Troy Lowman
Chief Executive Officer
SNM Global Holdings, Inc.
7950 NW 53rd Street, Suite 337
Miami, Florida 33166

      Re: SNM Global Holdings, Inc.
             Amendment No. 1 to
             Offering Statement on Form 1-A
             Filed July 31, 2017
             File No. 024-10701

Dear Mr. Lowman:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2017 letter.

Financial Statements

1. We note you have omitted your financial statements from your amended offering statement. Please provide the financial statements required by Part F/S of Form 1-A.

Legal Opinion

2. Please have counsel revise the legal opinion to opine that the 82,500,000 shares of common stock to be registered on behalf of selling shareholders are legally issued, fully paid and non-assessable.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John E. Lux, Esq.